UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lanoptics Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.02 per share

(Title of Class of Securities)

M6706C103

(CUSIP Number)

February 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP NO. M6706c103	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Nokia Venture Partners II, L.P. (“NVP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,039,919 shares, except that N.V.P. II SP, L.P.(“NVP SP”), the general partner of NVP II, and N.V.P. II, L.L.C. (“NVP LLC”), the general partner of NVP SP, may be deemed to have sole power to vote these shares, and John Malloy (“Malloy”), John Gardner (“Gardner”), W. Peter Buhl (“Buhl”) and Tantti, Ltd. (“Tantti), the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,039,919 shares, except that NVP SP, the general partner of NVP II, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of  these shares , and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,919
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. M6706c103	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). NVP II Affiliates Fund, L.P. (“NVPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
11,655 shares, except that NVP SP, the general partner of NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
11,655 shares, except that NVP SP, the general partner of NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. M6706c103	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). N.V.P. II, L.L.C. (“NVP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. M6706c103	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). N.V.P. II SP, L.P. (“NVP SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA. NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. M6706c103	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Malloy (“Malloy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA. NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. M6706c103	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Gardner (“Gardner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER.
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA. NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. M6706c103	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). W. Peter Buhl (“Buhl”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER.
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA. NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. M6706c103	13 G	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tantti, Ltd. (“Tantti”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Finnish
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA.  NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
1,051,574 shares, of which 1,039,919 are directly owned by NVP II and 11,655 are directly owned by NVPA. NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of NVP LLC, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,574
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. M6706c103	13 G	Page 10 of 14

ITEM 1(A).

NAME OF ISSUER

Lanoptics Ltd.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1 HATAMAR STREET

PO BOX 527

YOKNEAM 20692, ISRAEL

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Nokia Venture Partners II, L.P., a Delaware limited partnership (“NVP II”), NVP II Affiliates Fund, L.P., a Delaware limited partnership (“NVPA”), N.V.P. II SP, L.P., a Delaware limited partnership (“NVP SP”), N.V.P. II, L.L.C., a Delaware limited liability company (“NVP LLC”), John Malloy (“Malloy”), John Gardner (“Gardner”), W. Peter Buhl (“Buhl”) and Tantti, Ltd. (“Tantti).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NVP SP, the general partner of NVP II and NVPA, and NVP LLC, the general partner of NVP SP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NVP II and NVPA.  Malloy, Gardner, Buhl and Tantti are the managing members of NVP LLC and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by NVP II and NVPA.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Nokia Venture Partners

545 Middlefield Road, Suite 210

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

NVP SP, NVP II and NVPA are Delaware limited partnerships.  NVP LLC is a Delaware limited liability company.  Malloy, Gardner and Buhl are United States citizens.  Tantti is a Finnish limited liability corporation.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares
CUSIP # M6706C103

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. M6706c103	13 G	Page 11 of 14

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of NVP II, NVPA, and NVP SP, and the limited liability company agreement of NVP LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. M6706c103	13 G	Page 12 of 14

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. M6706c103	13 G	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 2007

N.V.P. II SP, L.P.

/s/ David Jaques

By: N.V.P. II, L.L.C., its General Partner

David Jaques

By: David Jaques, Chief Financial Officer/Attorney-in-Fact

N.V.P. II, L.L.C.

/s/ David Jaques

By: David Jacques

David Jaques

Chief Financial Officer/Attorney-in-Fact

Nokia Venture Partners II, L.P.

/s/ David Jaques

By: N.V.P. II SP, L.P., its General Partner

David Jaques

By: N.V.P II, L.L.C., its General Partner

By: David Jaques, Chief Financial Officer/Attorney-in-Fact

NVP II Affiliates Fund, L.P.

/s/ David Jaques

By: N.V.P. II SP, L.P., its General Partner

David Jaques

By: N.V.P II, L.L.C., its General Partner

By: David Jaques, Chief Financial Officer/Attorney-in-Fact

John Malloy

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques*

John Gardner

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques*

W. Peter Buhl

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques*

CUSIP NO. M6706c103	13 G	Page 14 of 14

Tantti, Ltd.

/s/ David Jaques

By: Antti Kokinen

David Jaques*

By: David Jaques, Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)